
April 17, 2024

Hyung Heon Kim
President and Chief Executive Officer
NeuroBo Pharmaceuticals, Inc.
545 Concord Avenue, Suite 210
Cambridge, MA 02138

> **Re: NeuroBo Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 12, 2024**
> **File No. 333-278646**

Dear Hyung Heon Kim:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Phil Torrence, Esq.